EXHIBIT VII
Increase in registrant’s borrowing programme for 2009
In order to fund a potential additional loan disbursement volume up to EUR 10 billion relative to the Corporate Operational Plan forecast for 2009, the European Investment Bank’s Board of Directors decided, on July 14, 2009, to increase the global borrowing authorisation for 2009 from EUR 70 billion to EUR 80 billion.